UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101 (b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Toko, Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company Name into English (if applicable))

Japan
(Jurisdiction of Subject Company Incorporation or Organization)

Murata Manufacturing Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Murata Manufacturing Co., Ltd. Attn: Takumi Ikushima 1-10-1 Higashi-Koutari, Nagaokakyo-shi, Kyoto 617-8555, Japan Phone: +81-75-955-6786
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit Number

99.1	English translation of Toko Inc.’s Notice of the 75th Ordinary General Meeting of Shareholders and Reference Document

99.2	English translation of Toko Inc.’s Matters to be Disclosed on the Internet Upon Giving Notice of the 75th Ordinary General Meeting of Shareholders

Item 2.	Informational Legends

The required legend is prominently included in the documents referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Murata Manufacturing Co., Ltd. submitted to the Securities and Exchange Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X dated February 1, 2016.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MURATA MANUFACTURING CO., LTD.

Date: March 8, 2016	By:	/s/ Yoshito Takemura
	Name:	Yoshito Takemura
	Title:	Senior Vice President